

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 17, 2017

Jeff T. Green
Chief Executive Officer
The Trade Desk, Inc.
42 N. Chestnut Street
Ventura, California 93001

     Re: The Trade Desk, Inc.
             Registration Statement on Form S-1
             Filed February 16, 2017
             File No. 333-216105

Dear Mr. Green:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3735.

                                    Sincerely,

                                    /s/ Barbara C. Jacobs

                                    Barbara C. Jacobs
                                    Assistant Director
                                    Office of Information
                                    Technologies and Services

cc: Steven B. Stokdyk
       Latham & Watkins LLP